

UFJ

UFJ Holdings, Inc.
1-1 Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8114 Japan

April 28, 2003

Office of International Corporate Finance
Securities and Exchange Commission
Judiciay Plaza,
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.



Attn.: Mr. Paul Dudeck, Mail Stop 3-9
Facsimile Number:001-1-202-942-9525

UFJ Holdings, Inc
File Number 82-5169
Information Furnished Pursuant to
12g-3-2(b) Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The enclosed document is submitted pursuant to Rule 12g3-2(b) of Securities Exchange Act of 1934, as amended(the "Act").

The document is furnished with the understanding that such document will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that the furnishing of the document shall not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions or comments regarding the foregoing, please contact me at 81-3-3212-5458.

Sincerely,

Chie Arai
Manager
Group Planning Department
UFJ Holdings, Inc.

5/29

BY FACSIMILE AND MAIL
Enclosure

April 28, 2003

To Whom It May Concern:

UFJ Holdings, Inc.

Notice Concerning Stock Option (Share Acquisition Right)

We hereby announce that UFJ Holdings, Inc. (the "Company") has today decided not to introduce the stock option program nor to issue share acquisition rights based on the resolution at its 1st general meeting of stockholders held on June 26, 2002. At the meeting, the Company resolved to issue share acquisition rights up to 20,000 shares of common stock of the Company, for the purpose of granting stock options to directors, executive officers, and employees of the Company and its subsidiaries pursuant to Article 280-20 and Article 280-21 of the Commercial Code.



UFJ

UFJ Holdings, Inc.
1-1 Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8114 Japan

April 25, 2003

Office of International Corporate Finance
Securities and Exchange Commission
Judiciay Plaza,
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Attn.: Mr. Paul Dudeck, Mail Stop 3-9
Facsimile Number:001-1-202-942-9525

UFJ Holdings, Inc
File Number 82-5169
Information Furnished Pursuant to
12g-3-2(b) Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The enclosed document is submitted pursuant to Rule 12g3-2(b) of Securities Exchange Act of 1934, as amended(the "Act").

The document is furnished with the understanding that such document will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that the furnishing of the document shall not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions or comments regarding the foregoing, please contact me at 81-3-3212-5458.

Sincerely,

Chie Arai
Manager
Group Planning Department
UFJ Holdings, Inc.

BY FACSIMILE AND MAIL
Enclosure

April 25, 2003

To Whom It May Concern:

UFJ Holdings, Inc.

Senshu Bank's Earnings Forecasts for Fiscal Period Ended March 31, 2003

UFJ Holdings, Inc. hereby gives notice of an amendment in the earnings forecasts of The Senshu Bank, Limited, a subsidiary of UFJ Holdings, Inc., for the fiscal period ended March 31, 2003, as attached.

(Appendix)

April 25, 2003
The Senshu Bank, Limited

Earnings Forecasts for Fiscal Period Ended March 31, 2003 and Revaluation Losses on Securities as of March 31, 2003

1. Amendment in the Earnings Forecasts

The Senshu Bank, Limited hereby gives notice of an amendment in the earnings forecasts on a non-consolidated and consolidated basis for the fiscal period ended March 31, 2003.

(1)Amendment

Non-Consolidated Earnings Forecasts

(Millions of Yen)

	Operating Income	Ordinary Profit	Net Income
Previous announcement: (Nov. 2002)	38,000	4,200	5,000
Today's announcement:	37,800	2,850	4,400
Change from the previous announcement:	*(200)*	*(1,350)*	*(600)*
Change	(0.5%)	(32.1%)	(12.0%)

Consolidated Earnings Forecasts

(Millions of Yen)

	Operating Income	Ordinary Profit	Net Income
Previous announcement: (Nov. 2002)	42,500	4,800	5,200
Today's announcement:	42,300	3,570	4,790
Change from the previous announcement:	*(200)*	*(1,230)*	*(410)*
Change	(0.5%)	(25.6%)	(7.9%)

(2) Reasons for Amendment

- Non-Consolidated Earnings Forecasts

  Ordinary Profit is amended downward, mainly due to the sluggish stock market and the increase in the amount of impairment losses on securities to Yen 4 billion compared with the previous forecast. Net Income is expected to be Yen 4.4 billion mainly due to the collection of problem loans.

- Consolidated Earnings Forecasts

  The amendment for consolidated earnings forecasts is mainly due to that of non-consolidated Earnings Forecasts.

2. Revaluation Losses on Securities

Among "other securities ("other securities" provided in Article 8-21 of the Regulation of Financial Statements)", when market values or actual values of which remarkably decrease from book values, loss handling is conducted based on the accounting standard for financial instruments.

Revaluation losses (amount of impairment losses) on securities at the end of the fiscal year ended March 31, 2003 are as follows.

(Millions of Yen)

Revaluation Losses on Stocks as of March 31, 2003 (A)	4,035
Net assets in the FY ended March 31, 2002 (B)	51,381
(A) / (B) x 100	7.8%
Ordinary Profit in the FY ended March 31, 2002 (C)	5,025
(A) / (C) x 100	80.2%
Net Income in the FY ended March 31, 2002 (D)	6,688
(A) / (D) x 100	60.3%

(Reference)

(1) Date of the fiscal year end is March 31.

(2) Principle for recognition of impairment losses on securities is as follows:

Securities, fiscal year end market values (the average market values during the last month of a fiscal year) of which have decreased by 50% or more of book values

Securities, fiscal year end market values (the average market values during the last month of a fiscal year) of which have decreased by 30% to 50% of book values and the recovery of the security price is not expected.

(3) After application of the above mentioned impairment losses on securities, revaluation losses on "other securities" are expected to be Yen 4.4 billion.